UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD OF REGISTERED MANAGEMENT
INVESTMENT COMPANY

Investment Company Act File Number   811-23226

Listed Funds Trust
(Exact name of registrant as specified in charter)

615 East Michigan Street, Milwaukee, WI 53202
(Address of principal executive office)

Gregory Bakken, President/Principal Executive Officer
Listed Funds Trust
c/o U.S., Bancorp Fund Services, LLC
811 East Wisconsin Avenue
Milwaukee, WI 53202
(Name and address of agent for service)

Registrant's telephone number including area code: 414 765 4711

Date of fiscal year end: December 31

Date of reporting period: July 1, 2020 to June 30, 2021

Form N-PX is to be used by a registered management investment company, other than a small business investment company registered on Form N-5 ((S) (S) 239.24 and 274.5 of this chapter), to file reports with the Commission, not later than August 31 of each year, containing the registrant's proxy voting record for the most recent twelve-month period ended June 30, pursuant to section 30 of the Investment Company Act of 1940 and rule 30b1-4 thereunder (17 CFR 270.30b1-4). The Commission may use the information provided on Form N-PX in its regulatory, disclosure review, inspection, and policymaking roles. A registrant is required to disclose the information specified by Form N-PX, and the Commission will make this information public.

A registrant is not required to respond to the collection of information contained in Form N-PX unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to the Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. (S) 3507.

NOTE: **Consistent with EAM fund strategy EAM believes that the time and costs associated with the mechanics of voting proxies with respect to certain types of proposals or issuers may not be in the client's best interest pursuant to SEC Guidance. As a General matter EAM does not vote on proxies, unless to further the fund strategy. To the extent we deviated from that general policy, these were our votes.**

STABLE ROAD ACQUISITION CORP					
Security	STABLE ROAD ACQUISITION CORP			**Meeting Type**	Annual
Ticker Symbol	SRAC			**Meeting Date**	06 May, 2021
CUSIP	85236Q109			**Agenda**	
Item	**Proposal**		**Proposed by**	**Vote**	**For/Against**
i	Re-election of one director to serve as Class I director		Management	For	For
ii	Ratification of the appointment of WithumSmith+Brown, PC as independent registered public accounting firm		Management	For	For
iii	Amendment the Company's amended and restated certificate of incorporation		Management	For	For
iv	Approval of the adjournment of the special meeting to a later date		Management	For	For
GREENVISION ACQUISITION CORP					
Security	GREENVISION ACQUISITION CORP			**Meeting Type**	Annual
Ticker Symbol	GRNV			**Meeting Date**	12 May, 2021
CUSIP	39678G103				
Item	**Proposal**		**Proposed by**	**Vote**	**For/Against**
1	Approval of the Merger Agreement and Plan of Reorganization		Management	For	For
2	Approval of the amendment to the company's Amended and Restated Certificate of Incorporation		Management	For	For
3	Approval of the GreenVision Acquisition Corp. 2021 Omnibus Incentive Plan		Management	For	For
4	Approval of the issuance of shares constituting more than 20% of the issued and outstanding common stock of GVAC		Management	For	For

		Proposal	Proposed by	Vote	For/Against
	5	Election of Salvatore Palella, Giulio Profumo, Kimberly L. Wilford, Guy Adami, and Lee Stern to serve as Board of Directors	Management	For	For
	6	Approval of the adjournment of the special meeting if necessary or advisable	Management	For	For

FORUM MERGER III CORP

Security	FORUM MERGER III CORP		Meeting Type	Annual
Ticker Symbol	FIII		Meeting Date	24 June, 2021
CUSIP	349885103		Agenda	

Item		Proposal	Proposed by	Vote	For/Against
	1	Consideration and voting upon the Business Combination	Management	For	For
	2	Approval for purposes of complying with applicable listing rules of the Nasdaq Stock Market	Management	For	For
	3	Approval of the company's third amended and restated certificate of incorporation	Management	For	For
	4	Approval and adoption on a non-binding advisory basis, certain differences between the company's second amended and restated certificate of incorporation	Management	For	For
4(a)		Providing any amendment to certain provisions of the proposed charter relating to director and bylaw matters	Management	For	For
4(b)		Providing the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action	Management	For	For
4(c)		Providing that subject to limitations imposed by applicable law, directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power	Management	For	For
4(d)		Changing the name of the new public entity to "Electric Last Mile Solutions, Inc." from "Forum Merger III Corp	Management	For	For
4(e)		Completion of the business combination and the conversion of the Company's Class B common stock,	Management	For	For
4(f)		Elimination of various provisions applicable only to blank check companies	Management	For	For
4(g)		Changing the classification of the Board from two classes to three classes directors	Management	For	For
4(h)		Providing that the company renounces to the fullest extent permitted by law, any interest or expectancy of the company	Management	For	For
	6	Election of seven directors to serve staggered terms on the Board until the 2022 to 2024 annual meetings of stockholders		For	For
	7	Approval of the adjournment of the special meeting to a later date		For	For

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)	Listed Funds Trust
(By) Signature	/s/ Gregory Bakken
Name	Gregory Bakken
Title	President
Date	08/26/2021



8/27/2021